UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: May 2017 (Report No. 3)

Commission file number: 001- 38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

5 Azrieli Center (Square Tower)

Tel-Aviv 6702501, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

On May 24, 2017, Therapix Biosciences Ltd. issued a press release titled “Therapix Biosciences Announces CEO Change.” A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibit No.	Description

99.1	Press release issued by Therapix Biosciences Ltd. on May 24, 2017, announcing CEO Change.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd. (Registrant)

By	/s/ Josh Blacher
Name:	Josh Blacher
Title:	Chief Financial Officer

Date: May 24, 2017